Filed by Archrock, Inc.

Filed by Archrock, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Archrock Partners, L.P.

Commission File Number: 001-33078

 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call EVENT DATE/TIME: FEBRUARY 22, 2018 / 4:00PM GMT OVERVIEW: Co. reported 4Q17 revenues of $209m.

Client Id: 77

FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

CORPORATE PARTICIPANTS

D. Bradley Childers *Archrock, Inc. - President, CEO & Director*

David Skipper

Raymond K. Guba *Archrock, Inc. - Interim CFO*

CONFERENCE CALL PARTICIPANTS

Andrew Ramsay Burd *JP Morgan Chase & Co, Research Division - Analyst*

Blake Allen Hutchinson *Scotia Howard Weil, Research Division - Oil Services Analyst*

John H. Watson *Simmons & Company International, Research Division - VP & Senior Research Analyst*

Kyle May *Capital One Securities, Inc., Research Division - Associate*

PRESENTATION

Operator

Good morning. Welcome to the Archrock, Inc. and Archrock Partners L.P. Fourth Quarter 2017 Conference Call. Your host for this morning's call is David Skipper, Director Investor Relations and Treasurer of Archrock. I will now turn the call over to Mr. Skipper. Sir, you may begin.

David Skipper

Thank you, operator. Good morning, everyone. With me today are Brad Childers, President and CEO of Archrock; and Randy Guba, interim CFO of Archrock. Today, Archrock and Archrock Partners released their results for the fourth quarter of 2017. If you have not received a copy, you can find the information on the company's website at www.archrock.com.

During today's call, Archrock, Inc., may be referred to as Archrock or AROC, and Archrock Partners L.P. as either Archrock Partners or APLP. Because APLP's financial results and position are consolidated into Archrock, any discussion of Archrock's financial results will include Archrock Partners unless otherwise noted.

I want to remind listeners that the news releases issued today by Archrock and Archrock Partners, the company's prepared remarks on this conference call and the related question-and-answer session include forward-looking statements. These forward-looking statements include projections and expectations of the company's performance and represent the company's current beliefs. Various factors could cause results to differ materially from those projected in the forward-looking statements. Information concerning the risk factors, challenges and uncertainties that could cause actual results to differ materially from those in the forward-looking statement can be found in the company's press releases as well as in Archrock's annual report on Form 10-K for the year ended December 31, 2016 and Archrock Partners' annual report on Form 10-K for the year ended December 31, 2016. In those set forth from time to time in Archrock and Archrock Partners' filings with the Securities and Exchange Commission, which are currently available at www.archrock.com. Except as required by law, the companies expressly disclaim any intention or obligation to revise or update any forward-looking statements.

In addition, our discussion today will include non-GAAP financial measures, including EBITDA as adjusted, gross margin, gross margin percentage, cash available for dividend, distributable cash flow and net loss from continuing operations attributable to Archrock's stockholders, excluding certain items. For reconciliations of our non-GAAP financial measures to our GAAP results, please see today's press releases and our Form 8-Ks furnished to the SEC. I will now turn the call over to Brad to discuss Archrock's fourth quarter results.

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Thank you, David. I'm pleased to report that Archrock posted solid operating performance in the fourth quarter as both revenue and profitability improved nicely compared to the third quarter. In addition, we entered in the new year with the largest backlog of new orders on record, which has positioned us well for a strong start to 2018.

Forecasted increases in U.S. natural gas production, our large backlog of new orders, our continued progress in delivering excellent customer service and improving overall market conditions reinforce our outlook for growth in our business and improved portability ahead.

In the fourth quarter, our contract operations revenue increased by 2% sequentially to $156 million. And we posted a strong contract operations gross margin percentage of 59%. For the third consecutive quarter, we drove higher operating horsepower, adding 49,000 horsepower in the quarter. And for the full year of 2017, we grew operating horsepower by 138,000. We continued to book new orders at elevated rates, positioning us well into 2018. Our aftermarket services business, revenue increased by 19% as we finished the year with strong momentum in this business line. And we announced the merger of Archrock and Archrock Partners, further strengthening our financial platform to propel our next leg of growth.

Turning to our operations. Our sales team continues to capitalize on elevated customer activity levels and delivered a strong book of new orders throughout 2017. In addition, in the first quarter of 2018, we implemented a price increase on the eligible portion of our installed base of operating horsepower. And we continue to benefit from recovering spot prices for new orders. Year-over-year spot prices are up as much as 20% for highly-utilized equipment. This pricing dynamic has created a strong tailwind for Archrock as our financial performance continues to improve into 2018. We believe that our strong book of new orders, combined with higher pricing will enable us to drive top and bottom line growth in 2018.

From a play perspective, new orders continued to be especially strong in the Permian, the Niobrara, the Eagle Ford and the SCOOP/STACK plays. On the cost side, our operations team demonstrated outstanding execution in the quarter, while efficiently managing start-up and make-ready expenses. Sequentially, contract operations cost of sales was down about $7 million on higher revenue. Now about half that decrease was due to lower parts, labor and make-ready expenses, while the other half was primarily due to items incurred in the third quarter that did not repeat as well as lower freight expense.

In aftermarket services, revenues were up about $8 million or 19% from third quarter levels, primarily due to higher parts and field service revenue, as the AMS benefited -- AMS business benefited from higher field service activities in the quarter. During the quarter, gross margins in AMS increased sequentially to 16% from 13% as our operating teams executed effectively.

Turning to the partnership. In the fourth quarter, operating horsepower grew by 46,000. Our operating team's execution during the quarter carried through to the partnership and gross margin percentage expanded by about 500 basis points sequentially to 60%. Distributable cash flow coverage was strong at about 1.7x. Leverage of the partnership increased to 5.4x debt to EBITDA. We expect that the announced merger of Archrock and Archrock Partners will contribute to the deleveraging of the Archrock enterprise. And we remain committed to achieving our target leverage of 3.5 to 4.0x debt to EBITDA.

Now let me turn to our financial strategy. We announced the simplification of our structure at the beginning of this year and believe that we are on target to close the transaction early in the second quarter. The simplification of our structure will strengthen our financial platform by accelerating our deleveraging and allowing us to invest additional retained cash flow into the business. After the simplification is complete, we intend to recommend to the Archrock Board of Directors, a 10% increase in the quarterly dividend rate for the first full quarter following completion of the merger. Thereafter, we're targeting a 10% to 15% increase annually in the quarterly dividend rate through 2020. As we move through this growth period, the primary driver of our deleveraging will be EBITDA growth. We expect that in the first quarter of 2018, our trailing 12-month EBITDA will begin to increase.

Finally, I'd like to turn to the market and outlook for our businesses. As already highlighted, demand for compression remains robust. Our utilization at the end of the fourth quarter increased to 85% from 83% sequentially. On units greater than 1000 horsepower per unit, our utilization was 87% at the end of the fourth quarter. This dynamic continues to support improved pricing in the market. As I previously stated, we've recovered some

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

pricing on the eligible portion of our installed base of operating horsepower. We've increased spot pricing and we will continue to work with our customers to appropriately price our services to the level of demand in the market as well as for the value our excellent service teams bring.

Additionally, throughout 2018, we will continue to focus on the efficient execution of our operations as well as putting our considerable backlog to work. We expect that the increased horsepower deployed, recovering prices and efficient execution will drive improved earnings in 2018 and higher returns to our stockholders.

Looking further into 2018, we continue to see a supportive backdrop for the growth of our business. The EIA has forecasted that 2018 will have the highest year-over-year growth in U.S. natural gas production on record. With initial estimates of an increase in 2017 natural gas production, from 2016 of about a bcf a day and the EIA's 2018 forecast, it appears that we are now at the leading edge of a substantial growth period for U.S. natural gas production. Based on the forecasted increase in demand for U.S. natural gas, our customer's production plans, we are investing $200 million to $220 million in growth capital in 2018. This investment is equal to about 250,000 horsepower and will be for, primarily, in demand, large horsepower units. These investments will continue our progress of standardizing our fleets, provide us and our customers with equipment to meet current market requirements, contribute to our earnings for years to come and provide significant returns to our stockholders.

The work we completed through the downturn and early stages of the market recovery has positioned Archrock to capitalize on this growth opportunity. Our strategy is to provide exceptional service to our customer, with high quality compression assets in growing natural gas producing basins across the United States. We've modernized our fleets, invested in technology to approve our service delivery model, implemented systematic improvements to our field maintenance practices and standardized processes across the organization. We are ready to meet this increased demand from our customers and drive returns for our investors. Now I'd like to turn the call over to Randy, for a review of both company's financial results.

Raymond K. Guba - *Archrock, Inc. - Interim CFO*

Thanks, Brad. Let's look at a summary of the fourth quarter and the full year of 2017 results and then cover our guidance for the first quarter of 2018.

Archrock delivered solid fourth quarter results. We generated EBITDA as adjusted of $72 million for the fourth quarter, including other income of $1 million compared to $62 million in the third quarter, which included $3 million of other income.

Revenues were $209 million for the fourth quarter, up about 6% compared to third quarter levels as we drove higher revenue in both our contract operations and aftermarket service businesses. For the full year of 2017, Archrock generated EBITDA as adjusted of $272 million, including $6 million of other income, down 15% from 2016 EBITDA as adjusted of $319 million, which includes about $9 million of other income. Full year 2017 results reflect the full year impact of horsepower declines and pricing pressure Archrock experienced throughout 2016 and into the first part of 2017.

Turning to our segments. In contract operations, revenue came in strong at $156 million in the fourth quarter, up from $154 million in the third quarter due to higher operating horsepower. Gross margin percentage in the fourth quarter increased to 59% from 53% in the third quarter as our cost of sales was down $7 million sequentially. As Brad discussed, about half of the decrease was due to lower parts, labor and make-ready expenses, while the other half was primarily items incurred in the third quarter that did not repeat in the fourth quarter as well as lower freight expense. For the full year of 2017, contract operations revenues were $611 million, a decline of 6% compared to 2016. Again, this was primarily due to the full year effect of horsepower declines and pricing pressure we experienced in 2016.

Gross margin percentage for the full year of 2017 was 57% compared to the 62% in 2016, as we expended additional resources to grow our operating horsepower.

In aftermarket services, revenues of $53 million for the fourth quarter increased $8 million sequentially from $44 million in the third quarter. The increase was driven by higher parts sales as well as higher field services revenues. Gross margin percentage was up 300 basis points sequentially to 16% from 13% as our teams executed more efficiently during the quarter. AMS revenues for the full year of 2017 were $184 million compared to $159 million in 2016. Full year gross margin percentage was 15% compared to 17% in 2016. On a revenue basis, our teams drove nice recovery

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

in the aftermarket services business. As the energy market expansion unfolds, we will be working to drive gross margin percentages higher in this business.

SG&A expenses were $29.7 million in the fourth quarter, up modestly compared to third quarter 2017 levels and fourth quarter guidance. Fourth quarter SG&A did include about $1 million in severance expense as well about -- as well as about $0.5 million increase in bad debt expense from the third quarter and our fourth quarter guidance. For the full year of 2017, SG&A was $111 million compared to $114 million in 2016 as we effectively managed these expenses during the year. During the fourth quarter, on a consolidated basis, we determined that approximately 135 idle compressor units, totaling approximately 34,000 horsepower, would be retired from the active fleet. As a result of the retirement of these units, we recorded an $8 million long-lived asset impairment charge. Approximately 80 units or approximately 23,000 horsepower were owned by the partnership and that impairment charge of $4 million was recorded at Archrock Partners.

In the fourth quarter, Archrock's growth capital expenditures were $54 million, up from $40 million in the third quarter as we continued to invest in our new equipment to meet strong customer demand.

Maintenance CapEx for the quarter was $11 million, up $2 million from the third quarter levels. Fourth quarter ending debt on a consolidated basis was a $1.4 billion, up approximately $24 million from the third quarter levels. Fourth quarter cash was approximately $11 million, up from approximately $3 million at the end of Q3 as we received a significant receipt on the last day of the quarter, which we could not apply to debt paydown during the quarter. The increase in consolidated debt in Q4 is primarily due to continued investment in our fleet.

On a deconsolidated basis, Archrock's fourth quarter 2017 debt balance was $56 million.

Notably, for the full year of 2017, Archrock consolidated debt balance was down about $25 million as we managed our capital effectively during the year. Archrock's parent level leverage ratio, which is debt to adjusted EBITDA as defined in our credit agreement, was 0.9x at December 31, 2017. And available but undrawn capacity on Archrock's revolving credit facility was approximately $200 million. Cash distributions received by Archrock based on its limited partner and general partner interest in Archrock Partners were approximately $8.7 million for each of the fourth quarter of 2017 and the prior quarter. Archrock's fourth quarter dividend was $0.12 per share, unchanged from the third quarter. The fourth quarter dividend amount of $8.5 million was paid on February 14. Archrock's cash available for dividend coverage was a strong 1.4x for the fourth quarter compared to 0.9x for the third quarter.

Turning to the financial results for the partnership. Archrock partners fourth quarter EBITDA as adjusted was $64 million, up from $60 million in the third quarter driven by higher revenues and lower costs in the quarter. Revenue for the quarter was $142 million, up approximately $2 million from the third quarter primarily due to higher operating horsepower levels. Gross margin percentage was strong at 60% in the fourth quarter, up from 55% in the third quarter, again, this was due to higher revenues and lower costs. SG&A expense for the quarter were $23 million, up approximately $2 million from the third quarter, primarily due to severance and higher bad debt expense than in Q3. Distributable cash flow was $34 million in the fourth quarter, up from $30 million in the third quarter, primarily due to higher EBITDA in the fourth quarter.

APLP's distributable cash flow coverage was about 1.7x in the fourth quarter, up from about 1.5x in the third quarter. APLP's capital expenditures for the fourth quarter were approximately $63 million, consisting of $54 million for fleet growth capital and $9 million for maintenance activities. On the balance sheet, Archrock Partners total debt increased $44 million sequentially and stood at $1.4 billion as of December 31, 2017. Sequentially, Archrock Partners cash balance was up about $8 million due to the late receipt I mentioned earlier. As of December 31, 2017, available but undrawn debt capacity under Archrock Partners debt facilities was $128 million and Archrock Partners had a total leverage ratio, which is the covenant debt to EBITDA as adjusted, as defined in the credit agreement of 5.4x compared to 5.1x in the third quarter. Archrock Partners senior secured leverage ratio, which is senior secured debt to EBITDA as adjusted, as defined in the credit agreement, was 2.7x at December 31, 2017, as compared to 2.4x at the end of the third quarter.

As Brad mentioned, we did announce the merger of Archrock and Archrock Partners on January 2, 2018. Earlier this month, we filed the initial registration statement with the SEC as well as received early termination of the HSR waiting period. We believe that we are on target to close the transaction early in the second quarter.

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

Now let's discuss Archrock's guidance for the first quarter of 2018, which includes the consolidation of Archrock Partners results. In contract operations, we expect revenue of $159 million to $163 million as we continue to benefit from an increased operating horsepower as well as a price increase we implemented in the beginning of 2018. We expect gross margins in the 57% to 59% range. For AMS, we expect revenue of $42 million to $46 million, with gross margins between 14% and 16%. This is down from the $53 million in the fourth quarter, as Q4 benefited from higher-than-usual field services activities. We expect Q1 2018 revenues to be lower due to the expectation that field service revenue will return to more normal activity levels as well as a small amount of seasonality in this business.

On SG&A expenses, we expect $28 million to $29 million in the first quarter. Depreciation and amortization expense is expected to be in the high $40 million range with interest expense in the low $20 million range. For the full year of 2018, we expect total CapEx of $270 million to $290 million. Maintenance capital spending for 2018 is expected to be $40 million to $45 million, consistent with our higher operating horsepower levels. Newbuild capital expenditures are expected to be $200 million to $220 million for the full year in 2018, as we continue to invest in high demand, large horsepower units. At Archrock Partners for 2018, we expect newbuild capital expenditures to be $180 million to $200 million and maintenance capital expenditures to be $35 million to $40 million.

I will now turn the call back to the operator and open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And we have our first question from Andrew Burd with JPMorgan.

Andrew Ramsay Burd - *JP Morgan Chase & Co, Research Division - Analyst*

The aftermarket services segment did well in the fourth quarter. I realized you just outlined some temporary benefits from fuel. But what are the chances that this business can get back to the historic level of earnings power? I forget if it was $30 million or $40 million, something like that. Certainly, the first quarter guidance implies a run rate that's still lower than that. But just -- speaking about the the medium-term view on that business what the potential could be?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Sure. Thanks, Andy. Look, I think that this business will benefit from the recovery. And we expect to see it grow. I'll point out, however, this business has been lumpy in the past. And Q1 is historically a slower time for it, and so it's hard to see that trajectory in the recovery. But I'm still ambitious about what we can do with this business, both from a size, growing the top line as well as continuing to work and improving the margin to get back to what looked like more historic levels, as you referred to.

Andrew Ramsay Burd - *JP Morgan Chase & Co, Research Division - Analyst*

Great. And my final question. Archrock filed a proxy a couple of weeks ago and EBIT outlook for 2018, it seems fairly in line, I think, with the street in most people's expectation. But then there was a really nice ramp of EBITDA in 2019 and '20, that I think beat a lot of people's expectation, which is obviously good to see. And now clearly, you have better visibility than we do. But how much of that kind of out year assumption is based on higher pricing versus fleet growth? And of the fleet growth, what type of annual CapEx underlies that assumption?

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Sure. Thanks, Andy. But let me just caution that the projections that we used in the S-4 were prepared at the end of 2017. And they were prepared in the context of the valuation negotiation and analysis of the merger. And they were based on our outlook for a business in market at that time. And we are not prepared to comment on, affirm or update the projections that are in the S-4 at this time. And we don't expect to in the future.

Operator

And our next question comes from Blake Hutchinson with Howard Weil.

Blake Allen Hutchinson - *Scotia Howard Weil, Research Division - Oil Services Analyst*

Brad, I think, you noted that spot pricing is up as much as 20% in some cases, year-over-year. Before we get too excited, I guess, do you have a relative order of magnitude, I guess, from where you are on average pricing? And then as we think about the eligible base of the fleet that may be open. How do we need to think about potential to increase prices? It may be on 1/3 of active horsepower over a 6- to 9-month timeframe? Or how much you couch that?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Sure. So when I talked about the fact that we implemented a price increase on the eligible portion of our operating horsepower effective January 1. That price increase applied to roughly 50% of our operating horsepower. So that was a pretty good portion of our operating horsepower, it was eligible for a price increase at that time. So pretty strong and I think that's the main question. From a magnitude perspective, the price increases were anywhere from the low single digits to up to candidly, the high -- mid- to high teens depending upon how that service location compared to current market pricing, but it's spread throughout. It's not -- we can't really translate that into an average pricing for you, Blake. But what I can share with you is that the impact, on a quarterly basis of that increase is certainly in our guidance for the quarter.

Blake Allen Hutchinson - *Scotia Howard Weil, Research Division - Oil Services Analyst*

Got you. That's great. That's excellent. And then I guess, on the flip side of that, Brad. I mean, over the course of '17, some road bumps in terms of make-ready parts deployment. Given the kind of aggressive ramp, what measures have you taken that were obviously, successful in 4Q and can be applied going forward to kind of -- just so we can have a confidence level here that those costs are under control, maybe the processes are under control. Just to give us a little more confidence -- better confidence in or around the margins?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Yes, look, totally fair question. The first thing I'll remind you of is that part of that bump that we experienced, especially in Q3 of 2017, included items that we did not expect to repeat. And they did not in Q4. And of that cost miss in Q1, that was just around $4 million of it. And so we absolutely believe we have processes in place to address the level of that cost overage that was stuff we did not expect to repeat. That's well managed so it's not going to...

The second part of it, however, an incremental amount that was close to that same $4 million was based upon the increasing investment in make-ready and start-up. Now I won't -- while we have excellent process in place to manage those costs and expenses, I will tell you that, that was still a very good investment in starting up horsepower going forward. Since it's inactive or idle fleet, making it ready and putting it in the field, it hits the OpEx line. Had that been new starts, it would've hit the CapEx line and the market would've viewed it very differently. What I want to share is that we look at the total returns, and some of our best returns on our business come from the operating leverage we get by putting that horsepower to work even if it's from idle and it comes through an OpEx instead of CapEx. We saw those as still very good investments. Since we still retain a

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

good amount of idle equipment to put to work, we still will expect some of those expenses to be a little bit lumpier than if we're putting all new horsepower to work. And we have a lot of confidence in our processes to manage them well.

Blake Allen Hutchinson - *Scotia Howard Weil, Research Division - Oil Services Analyst*

And I apologize, I was going to get off but you opened the door there a little bit. So in terms of -- I take it though that the opportunity on the idle equipment is maybe much smaller in comparison to the kind of 250,000 horsepower of newbuild that outlaid or laid out here on the CapEx basis?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Yes, interesting. It's true. The way to think about it is that a lot of the net growth we expect in the future is definitely attributed -- will be attributed to the new horsepower we're bringing in. But note that we are still a business that churns. And so we still have to meet demand in existing areas with existing horsepower. So notwithstanding the net growth you see will likely be driven much more by the new horsepower we add to the fleet. Approximately 2/3 of our start activity in any period is net with an existing fleet unit. And only 1/3 really is attributed to the new horsepower that we're bringing into the fleet. So while it's critical from a net growth perspective, it's equally critical from a maintenance perspective that we continue to put that existing fleet back to work. Finally, we've seen some nice tightening up on the utilization over the last 3 quarters and we expect that to continue. So we still expect to use that idle fleet to be a portion of that growth as well.

Operator

And our next question comes from John Watson with Simmons & Company.

John H. Watson - *Simmons & Company International, Research Division - VP & Senior Research Analyst*

Brad, for the growth capital in 2018, is there a way for us to think about the cadence of that being spent? I'm trying to think through the timing of when that horsepower will be added to the fleet?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Sure. So yes, I would think that you should think of it as coming in fairly ratably, although it ramps up in quarter 2 and quarter 3. So what -- I think a less of that would hit in Q1. So as that horsepower comes in, I think it's close to ratable and maybe a little heavier in Q2, Q3.

John H. Watson - *Simmons & Company International, Research Division - VP & Senior Research Analyst*

That's perfect. And then you divested some horsepower during Q4. Can you help us think about that plans for future divestitures and how the net growth might play out over the course of '18?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

So the amount of horsepower we divested in the year for '17 including the fourth quarter, comes in -- it was relatively modest and comes in 2 buckets. The first bucket is, we have customers that have purchase options and that accounted for a small amount, a very small amount of horsepower that was purchased in the quarter. And then we disposed of some of our idle equipment that had been pulled and culled from the fleet that we no longer wish to invest in. And that was a part of it as well. So we don't typically forecast it. But what I would suggest is, that it was relatively modest in all of '17 including in Q4. We expect future divestitures at this point to be modest as well.

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call

John H. Watson - *Simmons & Company International, Research Division - VP & Senior Research Analyst*

Great. And you gave really helpful, commentary on pricing and I wanted to ask a quick follow-up. For the new units being deployed, is it fair to think that pricing for those is similar to pricing for your units in the field that just received a price increase. Is that the right way to think about things?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

Actually, I think I gave you a different way to think about it, tied to a comment I made previously, and that is that what we see in our new starts and especially in the very large horsepower categories, that pricing is up as much as 20% compared to where it was a year ago. The new start activity that we're seeing is mostly in the very large horsepower. So by way of building on that. So the horsepower that is expected to be delivered in 2018, more than half of that is the very large horsepower category of 3600, so that's 3606s, 3608s by engine class, coming out of Caterpillar. So extremely large horsepower, the vast bulk of what we're spending on. And 90% is in the 1300 horsepower or greater. So that 250,000 horsepower we expect to be delivered in the year, some 90% of it is in the 1300 horsepower or larger. So very large and then greater than 50% of it is in the 3600 category and very large. We're finding the market for that horsepower category, those horsepower categories to be exceptionally strong in pricing and returns to be excellent.

Operator

Our final question comes from Kyle May with Capital One Securities.

Kyle May - *Capital One Securities, Inc., Research Division - Associate*

Just wondering (inaudible) housekeeping things, if you could maybe give us some context on the percentage of the fleet that's currently getting that spot pricing increase that you talked about?

D. Bradley Childers - *Archrock, Inc. - President, CEO & Director*

I have to think -- let me think about that question. We typically are starting approximately -- I'm trying to figure out monthly and quarterly, 150,000 horsepower a quarter. So that's the type of start activity that's attracting spot pricing.

Kyle May - *Capital One Securities, Inc., Research Division - Associate*

Okay. And one more for me, as you're looking at your leverage targets of 3.5 to 4x, can you give us any context on maybe your goals or targets of actually driving down to those levels?

Raymond K. Guba - *Archrock, Inc. - Interim CFO*

Well, the level is clear. We're not really giving guidances to the time frame to do it. But we will point out that we begin to see that our -- that trailing 12-month EBITDA number increased starting this first quarter of 2018. And we see that as a natural ramp from 2018 out for the next few years. So we think it's in those sites. But it's going to be based upon that EBITDA growth. And we're not giving specific guidance on timing.

Operator

I will now turn the call over to Mr. Brad Childers for closing remarks.

9

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FEBRUARY 22, 2018 / 4:00PM, AROC - Q4 2017 Archrock Inc and Archrock Partners, L.P. Earnings Call D. Bradley Childers - Archrock, Inc. - President, CEO & Director Thanks, operator. Thank you, everyone, for participating in our fourth quarter call today. As we noted, we believe there's a favorable macro backdrop for our business right now. The expected significant growth in U.S. natural gas production as well as the efficient execution of our business will drive and continue to drive returns for our stockholders. I'm very enthusiastic about our opportunity set and growth outlook. I look forward to talking to you guys again and updating you on our first quarter earnings call. Thank you. Operator And thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved.

Forward-Looking Statements

All statements in this communication (and oral statements made regarding the subjects of this communication) other than historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of Archrock and Archrock Partners, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to: statements regarding the expected benefits of the proposed transaction to the Partnership and its unitholders; the anticipated completion of the proposed transaction and the timing thereof; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations.

While Archrock and Archrock Partners believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the transaction are not obtained; local, regional and national economic conditions and the impact they may have on Archrock, Archrock Partners and their customers; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of Archrock’s or Archrock Partners’ customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; the results of any shareholder actions that may be filed relating to the restatement of Archrock’s financial statements; the potential additional costs relating to Archrock’s restatement, cost-sharing with Exterran Corporation and to addressing any reviews, investigations or other proceedings by government authorities or shareholder actions; and the performance of Archrock Partners.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in each of Archrock’s and Archrock Partners’ Annual Reports on Form 10-K for the year ended December 31, 2017, and those set forth from time to time in each party’s filings with the Securities and Exchange Commission (the “SEC”), which are available at www.archrock.com. Except as required by law, Archrock and Archrock Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, on February 5, 2018, Archrock filed with the SEC a registration statement on Form S-4, including a joint proxy statement/prospectus of Archrock and Archrock Partners.  INVESTORS AND SECURITY HOLDERS OF ARCHROCK AND ARCHROCK PARTNERS ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of Archrock and Archrock Partners in connection with the Archrock shareholder meeting and the Archrock Partners unitholder meeting.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Archrock and Archrock Partners with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) from www.archrock.com under the tab “Investors” and then under the heading “SEC Filings.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Archrock, Archrock Partners and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Archrock’s proxy statement relating to its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017, and Archrock Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 22, 2018, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.